GUARANTEED MINIMUM INCOME BENEFIT RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date. Terms not defined in this Rider have the meaning given to them in the Contract. The section "Guaranteed Minimum Income Benefit," below, is added to the Contract at the end of the section "Annuity Benefit Provisions."

GUARANTEED MINIMUM INCOME BENEFIT

The Guaranteed Minimum Income Benefit ("GMIB") is a minimum Annuity Start Amount (before deduction of any Premium tax or pro rata Account Charge). Please note that the GMIB is established for the sole purpose of determining a minimum Annuity Start Amount and is not available for withdrawal or as a death benefit. The GMIB is determined as set forth below.

  The GMIB is equal to Purchase Payments, net of any Premium tax, less an adjustment for each Withdrawal, increased at an annual effective rate of interest, to the earlier of the Annuity Start Date or the Contract Anniversary following the oldest Annuitant's 80th birthday. The GMIB is calculated as of each of the following Valuation Dates:

    each Contract Anniversary;
    the date of any Purchase Payment or Withdrawal; and
    the Annuity Start Date.

  The GMIB as of any such Valuation Date is equal to:

    the initial Purchase Payment, net of any Premium tax, increased at the annual effective rate of interest, to the current Valuation Date; plus any Purchase Payment, net of Premium tax, received since GMIB was last calculated; less in the event of Withdrawal an amount equal to a percentage of GMIB calculated as of the date of the Withdrawal. The percentage is determined for each Withdrawal as of the date of the Withdrawal by dividing: (a) the amount of the Withdrawal, including any Withdrawal Charges, by (b) the Contract Value immediately prior to the Withdrawal.

  The final calculation of GMIB is made as of the Annuity Start Date.

  The annual effective rate of interest is selected in the application for the Contract or as otherwise permitted by FSBL. The annual effective rate of interest will take into account the timing of when each Purchase Payment and Withdrawal occurred. This is accomplished by applying a daily factor to the GMIB as of each Valuation Date. The annual effective rate of interest may vary among Accounts, and the maximum rate of interest applicable to the Money Market Subaccount or Fixed Account is 4%. The annual effective rate of interest will stop accruing as of the earlier of:

    the Contract Anniversary following the date the oldest Annuitant reaches his or her 80th birthday; or
    the Annuity Start Date.

  You may apply your GMIB to purchase a Fixed Annuity under Annuity Option 2, Life Income with a 10-year period certain, or Option 4, Joint and Last Survivor with a 10-year period certain, within 30 days of any Contract Anniversary following the tenth Contract Anniversary. Your Annuity Payment will be the greater of:

    the amount determined by applying the GMIB less any applicable Premium Tax and any pro rata Account Charge to the Annuity Rates set forth in Section 7 below; or

    the amount determined under the Contract without reference to the terms of this Rider.

  Purchase Payments and Withdrawals will affect the GMIB as discussed above. FSBL will adjust GMIB for each Account in the same proportion as such Purchase Payments and Withdrawals are applied to each Account.

  Annuity Rates: The Annuity Rates under this Rider are based upon the 1983(a) Mortality Table with mortality improvement under Projection Scale G projected for 45 years and an interest rate of 2½%. This basis for Annuity Rates applies in lieu of the rates set forth in the Contract.

  Notwithstanding any term of this Rider to the contrary, the GMIB shall not exceed your Purchase Payments, net of any Premium tax, and less the sum of all partial Withdrawals, including charges, deducted from Contract Value, times 200%. Purchase Payments for this purpose shall not include any Credit Enhancements paid under this Rider.

  Termination: This Rider will terminate upon the earliest of:

    payment of the Death Benefit under the Contract;
    termination of the Contract; or
    the Annuity Start Date.

You may not terminate this Rider earlier than described above.

FSBL will deduct a charge for this Rider as set forth in the Contract. FSBL will not deduct the charge from Fixed Account Contract Value to the extent such charge exceeds the amount of Current Interest in excess of the Guaranteed Rate. The Owner may not add or delete this Rider after the Contract Date.

FIRST SECURITY BENEFIT LIFE INSURANCE
AND ANNUITY COMPANY OF NEW YORK

J. Michael Keefer
Secretary

FSB240 (5-04)